Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dex One Corporation:

We consent to the use of our reports dated March 1, 2012, with respect to the consolidated balance sheets of Dex One Corporation and subsidiaries (the Successor) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), cash flows, and changes in shareholders’ equity (deficit) for the eleven-month period ended December 31, 2010 (Successor) and R.H. Donnelley Corporation and its subsidiaries (the Predecessor) for the one-month period ended January 31, 2010 (Predecessor) and year ended December 31, 2009 (Predecessor), and the effectiveness of Dex One Corporation’s (Successor) internal control over financial reporting as of December 31, 2011, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the document.

/s/ KPMG LLP

Raleigh, North Carolina

January 14, 2013